Ex-Im America Ltd.

20551 N Pima Rd Suite 200 Scottsdale, AZ 85255

May 8, 2025

United States Securities and Exchange Commission

Division of Corporation Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: Ex-Im America Ltd. – Amendment No. 4 to Offering Statement on Form 1-A/A File No. 024-12542

Dear Sir or Madam,

Thank you for your letter dated May 7, 2025, regarding the review of Amendment No. 3 to our Offering Statement on Form 1-A, filed on April 28, 2025. We appreciate the SEC’s comments and have revised Amendment No. 4 to fully address each point raised. Below are our responses, detailing the specific amendments made to the offering statement to ensure compliance with SEC requirements.

Response to Comment 1 (Signatures, page 26)

You noted that Luis J. Vega signed Amendment No. 3 on behalf of the issuer but did not sign in his individual capacity as an executive officer. We have revised the “Signatures” section on page 26 to include Luis J. Vega’s signature in his individual capacity as President/Treasurer & CFO/Chief of Staff, in addition to his signature on behalf of Ex-Im America Ltd. The updated section now lists signatures from the following persons in their respective capacities, all dated May 15, 2025:

•	Ex-Im America Ltd., by Luis J. Vega, President
•	William Westbrook, Chairman & CEO
•	Luis J. Vega, President/Treasurer & CFO/Chief of Staff
•	Steven Messina, Secretary & CTO
•	A. Hakeem Wahed, Vice President & Chief of Trade
•	William Westbrook, Director
•	Luis J. Vega, Director

This revision ensures compliance with General Instruction III of Form 1-A, which requires signatures from the issuer and principal executive officers in their individual capacities.

Response to Comment 2 (General – Item 4 of Part I)

You requested that we revise Item 4 of Part I of Form 1-A to select the “Yes” checkbox in response to the question asking whether the offering is conducted on a delayed or continuous basis pursuant to Rule 251(d)(3), noting that the offering’s potential duration of up to one year qualifies it as a continuous offering. We have updated Item 4 of Part I to select the “Yes” checkbox, accurately reflecting that the offering may continue for up to one year, as stated on page 2 of the Offering Circular: “The Offering will end upon the earliest of: (1) the sale of 10,000,000 shares, (2) one year after the SEC qualifies this Offering, or (3) at the Company’s discretion.” This change aligns with Rule 251(d)(3), which defines continuous offerings as those extending beyond nine months.

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Additional Confirmations

We confirm that no other changes were made to the Offering Circular or Part I beyond the revisions described above, as your comments were specific to the Signatures section and Item 4. The revised offering statement has been reviewed by our legal counsel, Jones & Haley, P.C., to ensure compliance with SEC requirements. The legality opinion filed as Exhibit 17.12 remains applicable, as the revisions do not affect the validity of the shares offered.

We believe these revisions fully address your comments. The amended offering statement is enclosed. For further inquiries, please contact me at (928) 245-9049 or williamw@cyberfundai.com, or Luis J. Vega at (956) 877-5121 or luisv@cyberfundai.com.

Sincerely,

/s/ William Westbrook
William Westbrook
Chief Executive Officer Ex-Im America Ltd.

Enclosures: Amended Offering Statement on Form 1-A/A (Amendment No. 4)

cc: Richard W. Jones, Luis J. Vega

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